February 22, 2021

Via Edgar

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Graystone Company, Inc.
Amendment No 1 to Offering Statement on Form 1-A
Filed February 19, 2021
File No. 024-11421

Dear Staff:

Kindly be advised that The Graystone Company, Inc. (the “Company”) requests that its offering statement on its Form 1-A, as amended, be qualified on Wednesday, February 24, 2021 at 2:00 pm Eastern Time.

The Company hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Company may not assert comments of the Commission or the staff and the qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at anastasia@thegraystonecompany.com if you have any questions on the responses to your comments.

Sincerely,

/s/ Anastasia Shishova
Anastasia Shishova
CEO
Graystone Company, Inc.